SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 26, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 26, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 26, 2006
SMELTED COPPER EXPECTED TO BE EXEMPT
FROM MONGOLIA’S WINDFALL PROFITS TAX LAW
Statement issued today by John Macken, President and CEO of Ivanhoe Mines Ltd.
ULAANBAATAR, MONGOLIA — The senior management of Ivanhoe Mines have noted public statements by proponents of Mongolia’s Windfall Profits Tax to the effect that the new tax is not intended to apply to high-grade copper produced through a smelting process.
Some members of Parliament who introduced the tax bill have indicated that one intent behind the tax measure was that it would serve as an incentive to add value to copper concentrate through the establishment of smelters in Mongolia. Smelters would facilitate the development of new businesses that would use the copper in a variety of products. Further clarification from lawmakers and authorities regarding the law’s potential incentive application to smelting, and also to cathode production, is expected in coming weeks.
The Windfall Profits law imposes a tax rate of 68% when copper prices reach US$2,600 a tonne ($1.18 per pound), and when gold reaches US$500 an ounce. The law states that the tax will be imposed only on what is termed excessive profits from “gold” and “copper ore and concentrate” produced in Mongolia.
In a meeting with senior government representatives in March, Ivanhoe undertook to work with the government to have downstream smelting capacity built in Mongolia, which could serve Oyu Tolgoi and other existing and proposed copper mines in the country.
Ivanhoe’s Integrated Development Plan for Oyu Tolgoi, released in September, 2005, contained valuations based on assumed metal prices of US$1 per pound for copper and US$400 per ounce for gold.
A senior aide to Mongolia’s President N. Enkhbayar said on television tonight (May 26, Mongolia time) that the President had chosen not to exercise his constitutional authority to veto the Windfall Profits Tax on copper and gold. However, the aide said that the President believed that the tax had been adopted in haste two weeks ago and that members of Parliament should carefully consider the provisions and implications of the new tax within the context of the current, ongoing debate over proposed changes to Mongolia’s Minerals Law and Tax Law.
Information contacts
Investors: Bill Trenaman:   +1.604.688.5755
Media: Bob Williamson:    +1.604.331.9880
Mongolia: Layton Croft      + 976 9911-3339